Exhibit 4.3

OWNERSHIP LIMIT WAIVER AGREEMENT

THIS AGREEMENT is entered into as of May 17, 2017, by and among EPR Properties, a Maryland real estate investment trust (“EPR”), LDR Preferred Income Fund, LLC, a Delaware limited liability company (“Purchaser”) and LDR Capital Management, LLC, a Delaware limited liability company (“Advisor”).
RECITALS
A.EPR has elected, effective for its taxable years ending on and after December 31, 1997, to be treated as a real estate investment trust (“REIT”) for purposes of the Internal Revenue Code of 1986, as amended (the “Code”). EPR’s Amended and Restated Declaration of Trust (“Declaration of Trust”) contains certain ownership limitations relating to EPR’s qualification as a REIT, including a limitation on the percentage of EPR’s outstanding shares of beneficial interest which are classified as common stock or preferred stock (“Shares”) that any Person (as defined in the Declaration of Trust) may own (the “Ownership Limit”).

B.Article Ninth, Section 11 of the Declaration of Trust provides that the Board of Trustees of EPR (the “Board”), in its sole discretion, may exempt a Person from the Ownership Limit if such Person (i) provides to the Board such representations and undertakings as the Board, in its sole and absolute discretion, may require, and (ii) agrees that any violation of such representations and undertakings, or any attempted violation thereof, will result in an application of the remedies set forth in Article Ninth of the Declaration of Trust (“Article Ninth”) with respect to Shares held in excess of the Ownership Limit (“Excess Shares”).

C.Purchaser and Advisor have requested that the Board grant Purchaser and Advisor a waiver of the Ownership Limit that will permit the Purchaser, on behalf of itself, and Advisor, on behalf of certain other funds and client accounts, to acquire the 5.75% Series C Cumulative Convertible Preferred Shares (the “Series C Shares”) (the “Waiver Shares”) in the amounts described herein, and the Board desires to grant such waiver, conditioned upon the continued accuracy of the representations and undertakings made by Purchaser and Advisor in this Agreement.

In consideration of the foregoing and the mutual promises and covenants contained herein, the parties agree as follows:

1.	REPRESENTATIONS AND WARRANTIES OF EPR

EPR represents and warrants that the Board has approved an exemption from the Ownership Limit for the acquisition by the Purchaser and Advisor, on behalf of certain other funds and client accounts, of Waiver Shares, conditioned upon Purchaser’s and Advisor’s representations and undertakings in this Agreement, permitting the Purchaser and Advisor on behalf of certain other funds and client accounts to acquire up to an aggregate of 15% (but not more than 15%), as determined by reference to liquidation value, of each of the issued and outstanding Series C Shares.

2.	REPRESENTATIONS AND WARRANTIES OF PURCHASER AND ADVISOR

Purchaser and Advisor represent and warrant to and agree with EPR as follows with respect to Shares owned by Purchaser and under the Advisor’s management on behalf of certain funds and client accounts:
2.1No 9.8% Individual (with Attribution). In connection with, and as a condition to, the grant by the Board of an exemption from the Ownership Limit to permit the Purchaser and Advisor, on behalf of certain funds or client accounts, to hold up to an aggregate of 15% (but not more than 15%), as determined by reference to liquidation value, of the issued and outstanding Series C Shares, Purchaser and Advisor represent and warrant to EPR and covenant that to their actual knowledge that no person or entity who would be considered to be an “individual” for purposes of Section 542(a)(2) of the Code, and who beneficially owns Waiver Shares through Purchaser and discretionary accounts or funds managed by the Advisor, would be considered to be, after taking into account the ownership attribution rules under Section 544 of the Code (as modified by Sections 856(h)(1)(B) and 856(h)(3) of the Code), the beneficial owner of more than 9.8% of the issued and outstanding Series C Shares in number or measured value (not liquidation value), whichever is more restrictive.

2.2No 9.8% Owner (with Attribution). Purchaser and Advisor further represent and warrant to EPR and covenant that to their actual knowledge at this time, and at all future dates while this waiver is outstanding, the Purchaser’s ownership of any of EPR’s Shares and ownership of any of EPR’s Shares by certain funds or client accounts under Advisor’s discretionary authority together with any person or entity whose ownership of EPR’s Shares would be attributed to the Purchaser or the Advisor’s client(s) under Section 318(a) of the Code (as modified by Section 856(d)(5) of the Code) does not, and shall not exceed 9.8% (by number of Shares, voting or value, whichever is most restrictive) of the total issued and outstanding Shares of EPR (whether or not such ownership causes EPR to be “closely held” under the REIT rules).

2.3Reduction of Shares. Purchaser and Advisor acknowledge and agree that, if at any time the foregoing covenants and representations would not be accurate with respect to any, or all, of the Series C Shares and EPR’s Series E Shares, Series F Shares and EPR’s Common Shares, the maximum number of such Shares that the Purchaser owns or certain funds and client accounts (for which Advisor has discretionary authority) would be automatically reduced (without the requirement for any action by EPR) to the number of such Shares that would cause the covenants in the preceding Sections 2.1 and 2.2 to be accurate, and EPR shall be entitled to pursue any other remedies available at law or equity.

2.4No Other Exemption Granted. Purchaser and Advisor acknowledge that, notwithstanding the waiver of the Ownership Limit granted pursuant to this Agreement, the Board is not granting an exemption from any other ownership restrictions set forth in Article Ninth or with respect to any Shares other than the Waiver Shares.

2.5Acts to Preserve REIT Status. Subject to Section 2.5 below, Purchaser and Advisor acknowledge that EPR is a “domestically controlled REIT” under the Code, and agree that EPR may take such actions as the Board, in its sole and absolute discretion, deems necessary and advisable to preserve EPR’s status as a “domestically controlled REIT” under the Code, and to ensure that EPR is not “closely held” within the meaning of Section 856(h) of the Code, including but not limited to the designation of any Waiver Shares, or other securities of EPR the acquisition of which by the Purchaser and Advisor, on behalf of certain funds and client accounts, could cause EPR to become “closely held” or to lose its status as a “domestically controlled REIT,” as Excess Shares subject to the Excess Share provisions of Article Ninth, in the event that any of the Ownership Limitations set forth in Article Ninth, would otherwise be exceeded, notwithstanding any other provision of this Agreement or the waiver granted hereby.

2.6Articles and Remedies. Purchaser and Advisor acknowledge and agree that any violation of its representations, warranties or covenants in this Section 2 will result in the application of the remedies set forth in Article Ninth in respect to any of the Shares that constitute Excess Shares in accordance with Article Ninth.

3.	MISCELLANEOUS

3.1Additional Actions and Documents. Each of the parties hereby agrees to use its reasonable best efforts to cause to be taken such further actions, to execute, deliver and file, or to use its reasonable best efforts to cause to be executed, delivered and filed, such further documents, and to obtain such consents, as may be necessary or as may be reasonably requested in order to fully effectuate the purposes, terms and conditions of this Agreement.

3.2Assignment. No party may assign its rights and obligations under this Agreement, in whole or in part, without the prior written consent of the other party, and any such assignment contrary to the terms hereof shall be null and void and of no force and effect. In no event shall the assignment by either party of its respective rights or obligations under this Agreement release such party from its liabilities and obligations hereunder.

3.3Amendment. This Agreement constitutes the full and entire understanding of the parties with respect to the subject matters herein. No amendment, modification or discharge of this Agreement shall be valid or binding unless set forth in writing and duly executed and delivered by the party against whom enforcement of the amendment, modification, or discharge is sought.

3.4Waiver. No waiver shall be valid against any party hereto unless made in writing and signed by the party against whom enforcement of such waiver is sought and then only to the extent expressly specified therein.

3.5Governing Law. This Amendment shall be governed by and construed under the laws of the State of Maryland (without regard for the choice of law provisions thereof).

3.6Severability. If any clause or provision of this Agreement operates or would prospectively operate to invalidate this Agreement in whole or in part, then only such clause or provision shall be ineffective, and the remainder of this Agreement shall remain operative and in full force and effect.

3.7Incorporation of Recitals. The recitals hereto are incorporated herein as part of this Agreement.

3.8Execution in Counterparts. This Agreement may be executed in counterparts. All counterparts shall collectively constitute a single Agreement.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date set forth above.
EPR PROPERTIES

By:     /s/ Gregory K. Silvers
Name: Gregory K. Silvers
Title: President and CEO

LDR CAPITAL MANAGEMENT, LLC

By:     /s/ Lawrence Raiman
Name: Lawrence Raiman
Title: CEO

LDR PREFERRED INCOME FUND, LLC

By:     /s/ Lawrence Raiman
Name: Lawrence Raiman
Title: Managing Partner